CIBC Announces Sale of Republic Bank Limited Shares

TORONTO, Nov. 15, 2004 — CIBC announced today that its wholly-owned subsidiary, CIBC Holdings (Cayman) Limited, has entered into an agreement to sell its holding of 1,942,626 shares in Republic Bank Limited, based in Trinidad and Tobago. The shares are being purchased by CLICO Investment Bank Limited, a company based in Trinidad and Tobago. Concurrent with the sale by CIBC Holdings (Cayman) Limited, FirstCaribbean International Bank, an equity-accounted investment of CIBC, also concluded an agreement to sell its holding of 14,025,730 shares in Republic Bank Limited to CLICO Investment Bank Limited. As a result of the sale by CIBC Holdings (Cayman) Limited and through CIBC’s approximately 44% ownership interest in FirstCaribbean International Bank, CIBC anticipates recording an after-tax gain of approximately C$25 million in relation to the share sale by CIBC Holdings (Cayman) Limited, and an after-tax equity income of approximately C$60 million in relation to the sale of those shares held by FirstCaribbean International Bank. The gain and equity income will be reported in CIBC’s first quarter 2005 statement of income.

CIBC is a leading North American financial institution with almost nine million personal banking and business customers. CIBC offers a full range of products and services through its comprehensive electronic banking network, branches and offices across Canada, in the United States and around the world.

A NOTE ABOUT FORWARD LOOKING STATEMENTS

This news release contains forward-looking statements. These forward-looking statements include, but are not limited to, statements about the operations, financial condition, strategies and outlook of CIBC. A forward-looking statement is subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond CIBC’s control could cause actual results to differ materially from the expectations expressed in CIBC’s forward-looking statements. Readers should not place undue reliance on CIBC’s forward-looking statements. CIBC does not undertake to update any forward-looking statement that is contained in this news release.

Contact:   Robert McLeod, CIBC, (416) 980-3714